UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005
Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.             Press release of ABB Ltd, dated March 21, 2005.

PRESS RELEASE

For your business and technology editors

ABB reaches agreement on term sheet for amended plan to settle asbestos issue

Confirmation of amended plan required by bankruptcy court

Zurich, Switzerland, March 21, 2005 — ABB announced today that it has reached agreement on a term sheet that will form the basis for an amended plan of reorganization for Combustion Engineering (CE) and ABB Lummus Global to resolve the asbestos claims of both companies.

The term sheet is the result of recent intensive discussions between the company and the representatives of asbestos claimants and has been agreed to by Steven Kazan, the representative of certain cancer claimants, John Cooney and the official creditors committee of CE and other leading representatives of asbestos claimants, as well as David Austern, the futures’ representative of the CE asbestos trust.

“I am pleased that the cooperative efforts of the parties involved have resulted in a commonly agreed proposal for an amended plan in this short period of time,” said Fred Kindle, ABB President and CEO. “This agreement is a vital step towards a final resolution of our asbestos issue.”

All parties to the term sheet believe the amended plan of reorganization will fully address the issues raised in the 3rd Circuit Court of Appeals decision of last December as well as the objections raised by certain asbestos claimants to the original plan.

The term sheet requires ABB to contribute an additional fixed amount of $232 million to the trust fund. This contribution will be derived from the sale of ABB Lummus Global assets within two years of the plan’s effective date or by a direct contribution from ABB.

The parties intend to cooperate to produce an amended plan of reorganization expeditiously, with a view to prompt confirmation by the bankruptcy court.

Given the subsequent nature of this event, ABB will revise its already published financial results for 2004 to incorporate the full impact of this amended plan.

ABB will host a telephone conference today for financial analysts, investors and the media starting at 10:00 Central European Time (CET). Callers from the U.K. should dial +44 20 7107 0611, from the rest of Europe, dial +41 91 610 56 00, and from the U.S. +1 866 291 4166. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +44 207 866 4300 (U.K.), +41 91 612 4330 (rest of Europe) or +1 1 866 416 2558 (U.S.). The code is 367, followed by the # key.

For more information please contact:

Media Relations: ABB Corporate Communications, Zurich Thomas Schmidt, Wolfram Eberhardt Tel: +41 43 317 6568 Fax: +41 43 317 6494 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 3808 Sweden: Tel. +46 21 325 719 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 102,000 people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 22, 2005	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel